March 10, 2020

Michael Karnjanaprakorn
Chief Executive Officer
Otis Collection LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Collection LLC
           Amednment No. 2 to Offering Statement on Form 1-A
           Filed February 12, 2020
           File No. 024-11126

Dear Mr. Karnjanaprakorn:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2020 letter.

Offering Statement on Form 1-A

Liquidity Platform, page 45

1. We note your revisions to your description of the liquidity platform. Please confirm that when your liquidity platform is operational, you will update your disclosure to identify the broker-dealer you have retained and provide further clarity as to your intended use of an
      ATS.
 Michael Karnjanaprakorn
FirstName LastNameMichael Karnjanaprakorn
Otis Collection LLC
Comapany2020
March 10, NameOtis Collection LLC
Page 2
March 10, 2020 Page 2
FirstName LastName
       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services